The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

September 20, 2011

Mr. Morgan Youngwood
U.S. Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549
Phone: (202) 551-3479
Fax: (202) 772-9210

Re:	Epazz, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10Q for Fiscal Quarter Ended June 30, 2011
Item 4.02 Form 8-K
File No. 333-139117

Dear Mr. Youngwood:

Epazz, Inc. (the “Company”) is in receipt of your comment letter dated September 7, 2011, and plans to respond to such letter on or before October 4, 2011.

If you have any questions regarding the information provided above, feel free to contact me at (713) 524-4110.

Very truly yours,

/s/ David Loev
David Loev